December 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Emerging Growth Acquisitions I, Inc.
        Registration Statement on Form 10-12G
        Amendment No. 1
        File No. 000-54130

Dear Mr. Mancuso:

We represent Emerging Growth Acquisitions I, Inc. (“Emerging Growth” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 23, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amended Registration Statement on Form 10 filed on November 9, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Cover Page

1.
We note your response to prior comment 1; however, we note that some items, such as the registrant’s telephone number, have not been included on the cover page as required.  Therefore, we reissue the comment.

Response:   We have provided all required information for the Form 10 cover page.

Item 1. Business, page 1

(d) Management’s Discussion and Analysis…,page 3

2.	With respect to your revisions in response to prior comment 7, please:

•
reconcile your disclosure in the fourth paragraph on page 3 indicating that Amit Tandon received 50,000 common shares as consideration for a verbal agreement to provide funding in addition to services he provided with the disclosure in Note 2 on page F-8 that Mr. Tandon was issued those shares as consideration for services; and

•
revise to clarify whether you have legal recourse if Mr. Tandon does not provide funding to your pursuant to your oral agreement, given that y our disclosure only indicates that you currently do not have “a plan” of recourse.

Response:   We have reconciled our disclosure in the fourth paragraph on page 3.  In addition we have revised to clarify we have no legal recourse if Mr. Tandon does not provide funding pursuant to our oral agreement.

Item 1A. Risk Factors, page 4

An investment in us is highly speculative…,page 4

3.	With respect to your revisions in response to prior comment 11:

•	please quantify the amount of the invested capital that represents Amit Tandon’s
“personal pecuniary interest” as of the most recent practicable date;
•	with a view toward disclosure, please identify for us the “other members of [y]our management,” as mentioned in the fifth and seventh sentences of this risk factor;
•	please expand to discuss Amit Tandon’s role with Cavalier Holdings as mentioned on page 8, and describe briefly that entity’s business;
•
we note your revised disclosure that in the event of a concurrent acquisition opportunity, you believe your sole officer and director “will be able to sufficiently allocate his time” between you and any company with which he is involved.  Please revise to explain how he will allocate his time; and

•	please revise the last sentence to explain the conflicts of interest that may arise as a result of related party loans or ownership of your stock.

Response:   We have made all of the necessary revisions in response to prior comment 11 in accordance with the foregoing bullet points.

4.
Please revise to clarify what you mean by stating that Amit Tandon is “currently involved with” Emerging Growth Acquisitions II, Inc., Emerging Growth Acquisitions III, Inc., Emerging Growth Acquisitions IV, Inc. and Emerging Growth Acquisitions V, Inc.  In this regard, we note your disclosure on page 9 that Mr. Tandon has been the sole officer and director of those entities since July 19, 2010.  Also, given Mr. Tandon’s role with you and with those entities, please revise your disclosure to clarify as to who would vote upon the business combination described in the seventh sentence.

Response:   We have revised to clarify what we mean by stating that Amit Tandon is “currently involved with” the entities listed in this comment.  In addition, we have revised our disclosure to clarify who would vote upon the business combination described in the seventh sentence.

There are issues impacting liquidity of our securities…page 5

5.
We note your revisions in response to prior comment 13 in the last paragraph on page 5; however, we note you did not revise the first paragraph on page 6.  Therefore, we reissue the comment with respect to your disclosure on page 6.

Response:   We have revised the first paragraph on page 6 in accordance with prior comment 13.

Item 5. Directors and Executive Officers, page 8

A, Identification of Directors and Executive Officers, page 8

6.	We note your response to prior comment 16. Please tell us whether you have a chief executive officer or chief financial officer.

Response: We currently do not have a chief executive officer or chief financial officer.  We have disclosed this in our registration statement.

7.	Please tell us how your disclosure in the first sentence that your officer and director is elected annually by your board of directors is consistent with Section 23.2 of Exhibit 3.2.

Response: We have provided consistent disclosure in the first sentence of this section in accordance with Section 23.2 of Exhibit 3.2.

Amit Tandon, page 8

8.	We note your response to prior comment 19. Please further revise to:

•	disclose Mr. Tandon’s business experience from 2006 to 2008;
•
clarify whether Mr. Tandon served in all three described capacities at New York Global Group, Inc. for the entire period of 2003 to 2006, and if not, please indicate for each role the period during which he served in that role; and

•	include the other positions and directorships held by Mr. Tandon, such as those mentioned in “Current Blank Check Company Experience,” on page 9.

Response: We have revised this section of the registration statement in accordance with the foregoing bullet points.

Current Blank Check Company Experience, page 9

9.
We note your response to prior comment 21; however, the revised disclosure does not address the second sentence of our comment.  Given your disclosure, such as in the fifth paragraph on page 2, of the substantial costs involved in investigating business opportunities and negotiating, drafting, and executing the relevant agreements, please revise to disclose how you will determine which of the shell companies will pay the expenses of your affiliates as they seek business combinations before a specific combination is assigned to a specific shell company.

Response: We have revised our disclosure to address the second sentence of prior comment 21.  According to the third bullet point of this section, it will not be necessary to determine the shell company that will pay the expenses of our affiliates as they seek business combinations before a specific combination is assigned to a specific shell company because our affiliates have agreed not to be compensated as they seek business combinations and we anticipate providing limited compensation at the time of the closing of a business combination.

10.
We note your disclosure in the third bullet point.  Please revise to clarify which of “[y]our affiliates” have agreed not to be compensated.  Please also explain the “limited compensation” that you anticipate providing upon the closing of a business combination.

Response: We have revised to clarify which of our affiliates have agreed not to be compensated.  In addition, we have explained the limited compensation that we anticipate providing upon the closing of a business combination.

Item 6. Executive Compensation, page 9

11.
We note your response to prior comment 23.  Please revise to clarify to whom you are referring as “we” in the third sentence of the first paragraph in this section.  Please also revise to clarify how the consummation of a business combination with a private entity will result in “profit” for your officer, affiliates, and promoters.  For example, revise to state whether your officer, affiliates, or promoters intend to profit from compensation for past services, post-transaction employment, selling their shares or entering into a share repurchase agreement, or in another manner.

Response: We have revised to clarify to whom we are referring in the third sentence of the first paragraph in this section.  In addition, we have revised to clarify how the consummation of a business combination with a private entity will result in profit for our officer, affiliates, and promoters.

Item 7. Certain Relationships and Related Transactions, page 10

12.
We note your response to prior comment 26.  With a view toward clarified disclosure, please tell us why you have imputed interest on a non-interest bearing loan as an in-kind distribution.  Please also tell us how you calculated the imputed interest and whether  you will have additional imputed interest in future periods.

Response: The Company has imputed interest at fair value as required by ASC 835-30-25-3.  The Company will continue to impute and record interest on non interest bearing loans as an in-kind contribution by the principal stockholder and other related economic interest holders.

13.
We note your response to prior comment 27 and reissue the comment.  For example, your revised disclosure did not address the contributions of goods or services by Amit Tandon and Ajay Tandon in return for shares of your common stock, mentioned in Note 2 on page F-8 and Note 4 on page F-9.

Response: We have revised our disclosure to properly address prior comment 27 and the examples provided in comment 13 hereto.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity,,,,page 11

(b) Holders, page 11

14.
Please reconcile your disclosure that there are 100,000,000 shares of your common stock issued and outstanding with your disclosure. Such as on page F-2, that there are 100,000 shares of your common stock issued and outstanding.

Response: This information has been revised as reflected on page F-2.

Item 11. Description of Registrant’s Securities To Be Registered, page 11

(a)Common and Preferred Stock, page 11

15.
We note your response to prior comment 30 and your disclosure on pages 7 and 12 that you do not intend to delay, defer, or prevent a change in control.  However, it is not clear that disclosure pursuant to Item 202(a)(5) of Regulation S-K is not required, given the provisions of your articles of incorporation and bylaws that we cited in our prior comment that would make it possible to delay, defer or prevent a change in control.  Therefore, we reissue the comment.

Response: Pursuant to our Articles of Incorporation and Bylaws, we have revised our disclosure in this section to properly disclose that it may be possible for us to delay, defer or prevent a change in control.

Preferred Stock, page 11

16.
Please tell us how Section 4.2 of Exhibit 3.2 authorizes your board of directors to issue preferred stock “with designations, rights and preferences determined…by [y]our board of directors.”  For example, please explain the reference to or tell us where to find Article 3(3) of your Articles of Incorporation.

Response: Pursuant to board and shareholder resolutions which have granted the Company the right to amend its articles of incorporation and bylaws, we are currently amending same to authorize our board of directors to issue preferred stock with designations, rights and preferences determined…by our board of directors.  Upon receipt, we will immediately file the amended articles and bylaws as an exhibit and make any necessary changes to our Form 10 registration statement.

Item 12. Indemnification of Directors and Officers, page 12

17.
We note your response to prior comment 34.  Please similarly revise the fourth paragraph of your disclosure in this section to refer to the appropriate governing document where the indemnification provision appears.

Response: We have similarly revised the fourth paragraph of our disclosure in this section to refer to the appropriate governing document where the indemnification provision appears.

Note 2. Stockholders’ Equity, page F-8

18.
We note your response to our previous comment 39.  We note your disclosure on page 3 that the operating expenses of $3,825 include legal and accounting expenses.  Please clarify whether the $3,000 of services contributed by shareholders is included in the operating expenses and why these would be considered legal and accounting expenses.

Response:  The $3,000 of services contributed by the shareholders is included in operating expenses. This amount represents the fair value assigned to general and administrative services provided by the shareholders to handle the day to day responsibilities of the Company, as well as various filing fees.

Exhibit 3.2

19.	We note that you did not respond to prior comment 40 and reissue the comment.

Please tell us whether any meetings of shareholders or the board of directors may be held in the absence of the Chairman of the Board. We note Section 3.3 of Exhibit 3.2.

Response: Section 3.3 of our Bylaws states, “the chairman of the board shall preside at all meetings of shareholders and of the board of directors.”  Therefore, it is not required that our chairman of the board preside at all meetings of shareholders and the board of directors.  However, to properly perform his or duties it is expected that our chairman will attend all meetings referenced in Section 3.3.

If you have any questions regarding any of our responses to your comments please do not hesitate to contact Brian R. Goldberg at 732-409-1212, thank you.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Anslow & Jaclin, LLP
       Anslow & Jaclin, LLP